SECL 17008529 SION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden | |
| Hours per response................. | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
414

| SEC FILE NUMBER |
|---|
| 8-69070 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Beach Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11770 US Highway 1, Suite 600
(No. and Street)

North Palm Beach (City) Florida (State) 33133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant [redacted]
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Thomas E. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palm Beach Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

EVELYN BOSHORN
Notary Public - State of Florida
My Comm. Expires Jan 6, 2019
Commission # FF 159241
Bonded through National Notary Assn.

(Signature)

CFO

(Title)

(Notary Public)

[redacted]

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# Palm Beach Securities, LLC

## Statement of Financial Condition
## December 31, 2016

**CONTENTS**

KAUFMAN ROSSIN
cpa • advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Palm Beach Securities, LLC
North Palm Beach, FL

We have audited the accompanying statement of financial condition of Palm Beach Securities, LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Palm Beach Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Palm Beach Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 22, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

**PALM BEACH SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

| | |
|---|---|
| **ASSETS** | |
| CASH | $ 30,585 |
| PREPAID EXPENSES AND OTHER ASSETS | 7,836 |
| | $ 38,421 |
| **MEMBERS' EQUITY** | |
| MEMBERS' EQUITY | 38,421 |
| | $ 38,421 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Palm Beach Securities, LLC (the "Company") a Delaware corporation, is an 89% owned subsidiary of Jacobs Investments, Inc. (the "Parent Company"). The Company was incorporated on February 21, 2012, and was approved as a broker-dealer by the Financial Industry Regulatory Authority, Inc. (FINRA) on April 24, 2013. The Company is registered under the Securities Exchange Act of 1934, and is a member of FINRA.

The Company is approved to conduct the following business activities: broker or dealer selling tax shelters or limited partnerships in primary distributions; private placements of securities; real estate syndicator; and, certain investment banking advisory services, including: merger and acquisition advisory services, capital structure (strategic) advisory services, and deal valuation.

The Company's business continues to be in the development stage and is focused on the generation of revenue sources in its approved activities discussed above. In the near term, the Company will continue efforts to secure clients seeking private placements of securities and investment banking advisory services.

***Government and Other Regulation***

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Cash***

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### *Income Taxes*

The Company is a limited liability corporation. Instead of paying corporate income taxes, the members are taxed individually on the Company's taxable income. Therefore, no liability for federal or state income taxes has been recognized in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

### *Revenue Recognition*

The Company will recognize its revenue as services are provided and collection is reasonably assured.

### *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

## NOTE 2. GOING CONCERN

In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-15, "Presentation of Financial Statements-Going Concern" which provides guidance on management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and related footnote disclosures. Commencing for the year ended December 31, 2016, the Company is required to evaluate whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern within one year from the date the financial statements are issued.

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, the Parent Company has stated that it intends to continue to make capital contributions to the Company so that it continues to maintain adequate net capital levels and working capital for one year from the date of the issuance of these financial statements. The Company believes that such funds will be sufficient to meet the Company's cash flow requirements.

## NOTE 3. RELATED PARTY TRANSACTIONS

Certain managing members of the Company are also officers of the Parent Company. The individual entities share common office facilities and personnel. Various expenses have been allocated between the companies based upon services rendered by common personnel and usage of common office facilities. The Company has an expense sharing agreement for services with the Parent Company on an annual basis. The balance due to the affiliate at December 31, 2016, is $0.

## NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $30,585 which exceeded the requirements by $25,585 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.